                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                               CRAWFORD & COMPANY
                               ------------------
                                (Name of Issuer)

                 Class B Common Stock, Par Value $0.01 Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    224633206
                                 --------------
                                 (CUSIP Number)

                                 Liverpool, LLC
              (formerly known as Crawford Management Company, LLC)
                                  55 Park Place
                             Atlanta, Georgia 30302
              ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                                 David I. Bokman
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                                February 13, 1999
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /


                         (Continued on following pages)

SCHEDULE 13D                        FORMS                                   7060
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CUSIP No. 224633206                    13D                Page  2  of  13  Pages
                                                               ---    ----
--------------------------------------------------------------------------------


1      NAME OF REPORTING PERSONS
              Liverpool, LLC

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS    58-2238362
--------------------------------------------------------------------------------

2      CHECK THE
       APPROPRIATE BOX
       IF A MEMBER OF A
       GROUP*
              (a)


              (b)      [x]

--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Georgia
--------------------------------------------------------------------------------

    NUMBER OF       7       SOLE VOTING POWER                    -0-
      SHARES        ------------------------------------------------------------
   BENEFICIALLY
     OWNED BY       8       SHARED VOTING POWER                  2,414,636 (1)
       EACH         ------------------------------------------------------------
    REPORTING
   PERSON WITH      9       SOLE DISPOSITIVE POWER               -0-
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER             2,414,636 (1)
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,414,636
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.6% (2)
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
              00
--------------------------------------------------------------------------------

(1) Solely in its capacity as one of the two general partners of Crawford Partners, L.P.

(2)      Assumes a total of 25,177,992 shares outstanding.


                         (Continued on following pages)

                               Page 2 of 13 Pages

SCHEDULE 13D                        FORMS                                   7060
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CUSIP No. 224633206                    13D                Page  3  of  13  Pages
                                                               ---    ----
--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSONS
              Crawford Partners, L.P.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS    58-2291654
--------------------------------------------------------------------------------

2      CHECK THE
       APPROPRIATE BOX
       IF A MEMBER OF A
       GROUP*
              (a)


              (b)      [x]

--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Georgia
--------------------------------------------------------------------------------

    NUMBER OF       7       SOLE VOTING POWER                    -0-
      SHARES        ------------------------------------------------------------
   BENEFICIALLY
     OWNED BY       8       SHARED VOTING POWER                  2,414,636 (1)
       EACH         ------------------------------------------------------------
    REPORTING
   PERSON WITH      9       SOLE DISPOSITIVE POWER               -0-
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER             2,414,636 (1)
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,414,636
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.6% (2)
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------

(1) Power is exercised through its general partners, Liverpool, LLC and Jesse Carroll Crawford.

(2)      Assumes a total of 25,177,992 shares outstanding.



                         (Continued on following pages)

                               Page 3 of 13 Pages

SCHEDULE 13D                        FORMS                                   7060
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CUSIP No. 224633206                    13D                Page  4  of  13  Pages
                                                               ---    ----
--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSONS

                  SunTrust Bank, Atlanta, as Trustee under Item II of the Last Will and Testament of James H. Crawford

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   58-6041965
--------------------------------------------------------------------------------

2      CHECK THE
       APPROPRIATE BOX
       IF A MEMBER OF A
       GROUP*
              (a)


              (b)      [x]

--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Georgia
--------------------------------------------------------------------------------

    NUMBER OF       7       SOLE VOTING POWER                    36,000
      SHARES        ------------------------------------------------------------
   BENEFICIALLY
     OWNED BY       8       SHARED VOTING POWER                  -0-
       EACH         ------------------------------------------------------------
    REPORTING
   PERSON WITH      9       SOLE DISPOSITIVE POWER               36,000
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER             -0-
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              36,000
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.1% (1)
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
              00
--------------------------------------------------------------------------------

(1)      Assumes a total of 25,177,992 shares outstanding.


                         (Continued on following pages)

                               Page 4 of 13 Pages

SCHEDULE 13D                        FORMS                                   7060
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CUSIP No. 224633206                    13D                Page  5  of  13  Pages
                                                               ---    ----
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSONS
              The Jesse C. Crawford Short-Term Trust

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS   58-6383082
--------------------------------------------------------------------------------

2      CHECK THE
       APPROPRIATE BOX
       IF A MEMBER OF A
       GROUP*
              (a)


              (b)       x
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Georgia
--------------------------------------------------------------------------------

    NUMBER OF       7       SOLE VOTING POWER                    -0-
      SHARES        ------------------------------------------------------------
   BENEFICIALLY
     OWNED BY       8       SHARED VOTING POWER                  2,414,636 (1)
       EACH         ------------------------------------------------------------
    REPORTING
   PERSON WITH      9       SOLE DISPOSITIVE POWER               -0-
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER             2,414,636 (1)
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,414,636
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.6% (2)
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
              00
--------------------------------------------------------------------------------

(1) Solely in its capacity as a member of Liverpool, LLC, one of the two general partners of Crawford Partners, L.P.

(2)      Assumes a total of 25,177,992 shares outstanding.


                         (Continued on following pages)

                               Page 5 of 13 Pages

SCHEDULE 13D                        FORMS                                   7060
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
CUSIP No. 224633206                    13D                Page  6  of  13  Pages
                                                               ---    ----
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
              Jesse C. Crawford

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
--------------------------------------------------------------------------------

2      CHECK THE
       APPROPRIATE BOX
       IF A MEMBER OF A
       GROUP*
              (a)


              (b)       x
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS*
              00
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Georgia
--------------------------------------------------------------------------------

    NUMBER OF       7       SOLE VOTING POWER                    1,882,100
      SHARES
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY
       EACH         8       SHARED VOTING POWER                  2,414,636 (1)
    REPORTING       ------------------------------------------------------------
   PERSON WITH
                    9       SOLE DISPOSITIVE POWER               1,882,100
                    ------------------------------------------------------------

                    10      SHARED DISPOSITIVE POWER             2,414,636 (1)
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,296,736
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.1% (2)
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON*
              00
--------------------------------------------------------------------------------

(1) Solely in its capacity as one of the members of Liverpool, LLC, one of the two general partners of Crawford Partners, L.P.

(2)      Assumes a total of 25,177,992 shares outstanding.

                         (Continued on following pages)

                               Page 6 of 13 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1.  Security and Issuer

             The class of equity securities to which this Statement on Schedule 13D relates is the Class B common stock, par value $1.00 per share (the"Common Stock"), of Crawford & Company (the "Issuer"), a Georgia corporation, with its principal executive offices located at 5620 Glenridge Dr., N.E., Atlanta, Georgia 30342.

Item 2.  Identity and Background

         (a) Pursuant to Rules 13d(1)(f)(1) and (2) of Regulations D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D on behalf of Crawford Partners, L.P. ("Crawford Partners"), Liverpool, LLC ("Liverpool"), SunTrust Bank, Atlanta, as Trustee under Item II of the Last Will and Testament of James H. Crawford ("Marital Trust"),SunTrust Bank, Atlanta, as Trustee under The Jesse C. Crawford Short-Term Trust ("JCC Trust") and Jesse Carroll Crawford ("JCC"), in order to reflect certain changes in the ownership of the Common Stock. Crawford Partners, Liverpool, Marital Trust, JCC Trust and JCC are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b)-(c)

         Crawford Partners

         Crawford Partners is a Georgia limited partnership, the principal business of which is investment. Crawford Partners' principal business address, which also serves as its principal office, is 55 Park Place, Atlanta, Georgia 30302. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Liverpool, JCC Trust and JCC, the general partners of Crawford Partners, is set forth below. In addition, information with respect to Marital Trust and VCC is set forth below.

         Liverpool

         Liverpool is a Georgia limited liability company, the principal business of which is serving as a general partner of Crawford Partners. Liverpool's principal business address, which also serves as its principal office, is 55 Park Place, Atlanta, Georgia 30302.

         Marital Trust



                         (Continued on following pages)

                               Page 7 of 13 Pages

         SunTrust Bank, Atlanta is the Trustee of Marital Trust, which was organized for the benefit of Virginia C. Crawford. Mrs. Crawford has the power to direct distribution of income from one Marital Trust, including dividends and the proceeds from sale of securities. SunTrust Bank, Atlanta's principal business address and principal office address is 25 Park Place, Atlanta, Georgia 30302 and it provides banking services. Virginia C. Crawford's address is 1865 River Forest Road, N.W., Atlanta, Georgia 30327 and she is retired.

         JCC Trust

         SunTrust Bank, Atlanta is the Trustee of JCC Trust, which was organized for the benefit of Jesse C. Crawford. SunTrust Bank, Atlanta's principal business address and principal office address is 25 Park Place, Atlanta, Georgia 30302, and it provides banking services.

         Jesse C. Crawford's business address is 5620 Glenridge Dr., N.E., Atlanta, Georgia 30342 and his present principal occupation or employment at such address is serving as President of Crawford Communications, Inc.

         Crawford Communications, Inc. is a full-service provider of teleproduction services including audio/video production and post production, multimedia title design, satellite services, animation, and special effects. The principal business address of Crawford Communications, Inc., which also serves as its principal office, is 535 Plasamour Drive, Atlanta, Georgia 30324.

         JCC

         Jesse C. Crawford's business address is 5620 Glenridge Dr., N.E., Atlanta, Georgia 30342 and his present principal occupation or employment is President of Crawford Communications, Inc.

         Crawford Communications, Inc. is a full-service provider of teleproduction services including audio/video production and post production, multimedia title design, satellite services, animation, and special effects. The principal business address of Crawford Communications, Inc., which also serves as its principal office, is 535 Plasamour Drive, Atlanta, Georgia 30324.

         (d)-(e)

         None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.


                         (Continued on following pages)

                               Page 8 of 13 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:


REPORTING PERSON                            SOURCE OF FUNDS                             AMOUNT OF FUNDS
Crawford Partners                           Not Applicable                              Not Applicable

Liverpool                                   Not Applicable                              Not Applicable

Marital Trust                               Not Applicable                              Not Applicable

JCC Trust                                   Not Applicable                              Not Applicable

JCC                                         Not Applicable                              Not Applicable

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired and continue to hold the Common Stock reported herein for investment purposes. The Reporting Persons have no plans or proposals relating to any matters specified in paragraphs (a) through (j) of
Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements.

Item 5.  Interest in Securities of the Issuer.

         (a) Crawford Partners may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 ("Rule 13d-3") under the Act) of 2,414,636 shares of Common Stock, which constitutes 9.6% of the outstanding shares of the Common Stock.

         Liverpool may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of 2,414,636 shares of Common Stock, which constitutes 9.6% of the outstanding shares of the Common Stock.

         Marital Trust is the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of 36,000 shares of Common Stock, which constitutes 0.1% of the outstanding shares of the Common Stock.

         JCC Trust may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of 2,414,636 shares of Common Stock, which constitutes 9.6% of the outstanding shares of the Common Stock.


                         (Continued on following pages)

                               Page 9 of 13 Pages

         JCC may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Act) of 4,296,736 shares of Common Stock, which constitutes 17.0% of the outstanding shares of the Common Stock.

         (b) Crawford Partners will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 2,414,636 shares of Common Stock.

         Liverpool will have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 2,414,636 shares of Common Stock.

         Marital Trust will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 36,000 shares of Common Stock.

         JCC Trust will have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 2,414,636 shares of Common Stock.

         JCC will have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, 1,882,100 shares of Common Stock. JCC will have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, 2,414,636 shares of Common Stock.

         (c) Except as described in this Item 5(c), no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past 60 days. The Common Stock subject to this Schedule 13D was transferred to Crawford Partners on December 2, 1996. The purpose of the transfer was to consolidate the Crawford's family ownership of the stock of Crawford & Company. The Common Stock was transferred in exchange for interests in Liverpool or either general or limited partnership interests in Crawford Partners, as applicable. On February 13, 1999, certain shares of the Common Stock held by Crawford Partners was distributed to the partners and the shares held by Marital Trust were transferred to the JCC Trust. The purpose of this distribution was for business and tax planning purposes.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In addition to the shares of Common Stock reported herein, the Reporting Persons beneficially own shares of the Issuer's non-voting Class A Common Stock.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Common Stock owned by the Reporting Persons


                         (Continued on following pages)

                               Page 10 of 13 Pages

Item 7.  Material to be filed as Exhibits.

         Exhibit 99.1   --          Agreement to file Schedule 13D jointly
                                    pursuant to Rule 13d-1(f)(iii).



                         (Continued on following pages)

                               Page 11 of 13 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 1999

                                CRAWFORD PARTNERS, L.P.

                                By: Liverpool, LLC

                                    By: SunTrust Bank, Atlanta, as Trustee under
                                        the Jesse C. Crawford Short-Term Trust



                                    By: /s/ Dameron Black III
                                       -----------------------------------------
                                        Dameron Black, III, First Vice President



                         (Continued on following pages)

                               Page 12 of 13 Pages

                                  EXHIBIT INDEX


          Exhibit             Description
          -------             -----------
            99.1              Agreement to file Schedule 13D jointly
                              pursuant to Rule 13d- 1(f)(1)(iii), filed
                              herewith



                         (Continued on following pages)

                               Page 13 of 13 Pages